Exhibit 99.1

Contact for Media and Investors:

Juliet Yang

NetEase, Inc.

hzyangyy@corp.netease.com

Tel: (+86) 571-8985-2620

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Reports Third Quarter 2015 Unaudited Financial Results

(Beijing — November 11, 2015) — NetEase, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the third quarter ended September 30, 2015.

“We are honored to be a leading developer and operator of some of the country’s most popular games as China’s online game industry is on track to become the world’s largest gaming market,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “Our third quarter financial results reflect our success at innovation with total net revenues increasing by 114.1% compared with the third quarter of last year. We grew our top-line net revenues across our three business segments both sequentially and year-over-year, with year-over-year increases of 124.5% in online games, 10.5% in advertising services and 162.2% in e-mail, e-commerce and others.”

“Our self-developed and licensed PC-client games maintain a healthy appeal to our users, while our mobile games are driving new growth. During the third quarter of this year, we launched our Westward Journey Online mobile game, which together with our Fantasy Westward Journey mobile game, are now the top two grossing games in the iOS China app store. Players’ appetite for our new self-developed PC-client game Revelation, a 3D oriental fantasy MMORPG, was also strong in the third quarter, and we saw continued interest in Blizzard Entertainment’s Diablo III®: Reaper of Souls™ and Hearthstone®: Heroes of Warcraft™. A number of new expansion packs for our PC-client games were warmly received during the third quarter as well, including Fantasy Westward Journey II and a new version of Ghost II, named New Ghost. Additionally, we have entered into collaboration between New Ghost and an urban TV show, which is based on a renowned youth romance novel. This cooperation represents the initiation of our strategy to utilize innovative marketing models for our games that further extend our brand.”

“Today, our mobile portfolio stands strong with more than 50 titles, and we plan to grow this position with self-developed and licensed games that continue to delight our players. These include games that we have launched since July of this year that have gained immediate traction such as Fairy Tales: The World of the Brave, Kari-ri-sei Million Arthur, Lunar Flowers, The Beautiful Dream and Chrono Blade. In addition, we are planning for the exciting introduction of our highly-anticipated Kung Fu Panda mobile game in late November, as well as The X-World, Fantasy Westward Journey: Warriors and Raven in the coming months. For our PC-client games, the new expansion pack for Kung Fu Master II, which we released in October, is being well received. We also look forward to bringing our PC-client players thrilling new experiences with expansion packs planned for Tianxia III, Heroes of Tang Dynasty Zero, and the new release of Hegemon-King of Western Chu.”

“Advertisers are continuing the transition from PC to mobile, a platform where our foothold is particularly strong. Supported by the popularity of our Mobile News App, we are seeing continued growth in our advertising revenues from mobile platforms. During the third quarter, our advertising services’ net revenues growth was led by the automobile, Internet services and food and beverage sectors. Our cross-border e-commerce platform Kaola.com also continued to grow rapidly during the third quarter and we are seeing sustained strong momentum from our e-commerce business.”

“Our portfolio of PC-client and mobile games is robust and growing. In addition to the domestic popularity of our mobile initiatives that span games, apps, advertising services and e-commerce, we have now launched several new games for overseas audiences to a positive reception. Along with our rapid mobile growth, our focus remains on superior quality and innovation, particularly where there is an opportunity to enhance our offerings with IP and data sharing between our PC-client and mobile games, and other product and service offerings across our business lines,” Mr. Ding concluded.

Third Quarter 2015 Financial Results

Net Revenues

Net revenues for the third quarter of 2015 were RMB6,671.8 million (US$1,049.7 million), compared to RMB4,567.9 million and RMB3,116.7 million for the preceding quarter and the third quarter of 2014, respectively.

Net revenues from online games were RMB5,212.9 million (US$820.2 million) for the third quarter of 2015, compared to RMB3,657.1 million and RMB2,322.0 million for the preceding quarter and the third quarter of 2014, respectively.

Net revenues from advertising services were RMB454.9 million (US$71.6 million) for the third quarter of 2015, compared to RMB427.7 million and RMB411.7 million for the preceding quarter and the third quarter of 2014, respectively.

Net revenues from e-mail, e-commerce and others were RMB1,004.0 million (US$158.0 million) for the third quarter of 2015, compared to RMB483.0 million and RMB383.0 million for the preceding quarter and the third quarter of 2014, respectively.

Gross Profit

Gross profit for the third quarter of 2015 was RMB3,849.3 million (US$605.6 million), compared to RMB2,845.6 million and RMB2,258.4 million for the preceding quarter and the third quarter of 2014, respectively.

The year-over-year and quarter-over-quarter increases in online games gross profit were primarily driven by revenue contribution from mobile games such as the Fantasy Westward Journey mobile game and licensed games such as Blizzard Entertainment’s Diablo III®: Reaper of Souls™ and Hearthstone®: Heroes of Warcraft™, as well as NetEase’s new self-developed PC-client games such as Revelation.

The year-over-year and quarter-over-quarter increases in advertising services gross profit were primarily attributable to strong demand from the automobile, Internet services and food and beverage sectors, and NetEase’s monetization efforts for its mobile applications, primarily its Mobile News App.

The year-over-year decrease in e-mail, e-commerce and others gross profit was primarily due to the temporary suspension of higher margin e-commerce services related to third-party lottery products since late February 2015, which was partially offset by increased revenue contribution from NetEase’s other e-commerce platforms, which have relatively lower gross profit margins. The quarter-over-quarter decrease was primarily due to the one-off recognition of expenses related to certain copyrights in the third quarter of 2015.

Gross Profit Margin

Gross profit margin for the online games business for the third quarter of 2015 was 67.9%, compared to 69.3% and 77.2% for the preceding quarter and the third quarter of 2014, respectively. The year-over-year and quarter-over-quarter decreases in gross profit margin were mainly due to increased revenue contribution from mobile games, which have relatively lower gross profit margins, as a percentage of NetEase’s total online games revenues.

Gross profit margin for the advertising services business for the third quarter of 2015 was 67.6%, compared to 68.2% and 65.3% for the preceding quarter and the third quarter of 2014, respectively.

Gross profit margin for the e-mail, e-commerce and others business for the third quarter of 2015 was 0.1%, compared to 4.2% and 51.6% for the preceding quarter and the third quarter of 2014, respectively. The year-over-year decrease in gross profit margin was primarily attributable to the temporary suspension of higher margin e-commerce services related to third-party lottery products discussed above, as well as increased revenue contribution from NetEase’s other e-commerce platforms, which have relatively lower gross profit margins. The quarter-over-quarter decrease was mainly due to the one-off recognition of expenses related to certain copyrights in the third quarter of 2015.

Operating Expenses

Total operating expenses for the third quarter of 2015 were RMB1,761.2 million (US$277.1 million), compared to RMB1,395.2 million and RMB1,059.2 million for the preceding quarter and the third quarter of

2014, respectively. The year-over-year and quarter-over-quarter increases in operating expenses were mainly due to increased selling and marketing expenses for mobile and PC-client games, advertising services and other mobile products, and higher staff-related costs resulting from an increase in headcount and average compensation.

Income Taxes

The Company recorded a net income tax charge of RMB399.2 million (US$62.8 million) for the third quarter of 2015, compared to RMB145.9 million and RMB197.3 million for the preceding quarter and the third quarter of 2014, respectively. The effective tax rate for the third quarter of 2015 was 17.1%, compared to 9.2% and 14.4% for the preceding quarter and the third quarter of 2014, respectively. The year-over-year increase in the effective tax rate was mainly due to the fact that certain subsidiaries of the Company were approved as Key Software Enterprises and subject to a preferential tax rate of 10% for 2014. Those subsidiaries were subject to a tax rate of 15% in 2015. The quarter-over-quarter increase in the effective tax rate was mainly due to the fact that the Company recognized certain tax credits in the second quarter of 2015 related to annual tax filing benefits, most of which comprised extra tax deductions for research and development expenses approved by the tax authorities.

Net Income After Tax

Net income attributable to the Company’s shareholders for the third quarter of 2015 totaled RMB1.9 billion (US$296.1 million), compared to RMB1.4 billion and RMB1.2 billion for the preceding quarter and the third quarter of 2014, respectively. Non-GAAP net income attributable to the Company’s shareholders [1] for the third quarter of 2015 totaled RMB2.1 billion (US$322.6 million), compared to RMB1.6 billion and RMB1.3 billion for the preceding quarter and the third quarter of 2014, respectively.

During the third quarter of 2015, the Company had a net foreign exchange gain of RMB66.5 million (US$10.5 million), compared to a net foreign exchange loss of RMB21.7 million and a net foreign exchange gain of RMB2.2 million for the preceding quarter and the third quarter of 2014, respectively. The year-over-year and quarter-over-quarter changes in foreign exchange gains/(losses) were mainly due to unrealized exchange gains/(losses) arising from the Company’s foreign currency-denominated bank deposits and short-term loan balances as the exchange rate of the U.S. dollar against the RMB fluctuated over the periods.

NetEase reported basic and diluted earnings per ADS of US$2.25 and US$2.24, respectively, for the third quarter of 2015. The Company reported basic and diluted earnings per ADS of US$1.70 and US$1.69, respectively, for the preceding quarter, and basic and diluted earnings per ADS of US$1.40 and US$1.39, respectively, for the third quarter of 2014. Non-GAAP basic and diluted earnings per ADS were US$2.45 and US$2.44, respectively, for the third quarter of 2015, compared to non-GAAP basic and diluted earnings per ADS of US$1.90 and US$1.89, respectively, in the preceding quarter, and US$1.51 each for the third quarter of 2014.

[1] As used in this press release, non-GAAP net income attributable to the Company’s shareholders is defined to exclude share-based compensation expenses. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Quarterly Dividend

Under the Company’s quarterly dividend policy announced on May 13, 2014, quarterly dividends will be set at an amount equivalent to approximately 25% of the Company’s anticipated net income after tax in each fiscal quarter.

NetEase paid a dividend of US$0.39 per ADS for the first quarter of 2015 on June 5, 2015, and US$0.44 per ADS for the second quarter of 2015 on September 4, 2015.

The board of directors has approved a dividend of US$0.56 per ADS for the third quarter of 2015, which is expected to be paid on December 4, 2015 to shareholders of record as of the close of business on November 27, 2015. The determination to make dividend distributions and the amount of such distributions in any particular quarter will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Other Information

As of September 30, 2015, the Company’s total cash and current and non-current time deposits balance was RMB20.4 billion (US$3.2 billion), compared to RMB21.2 billion as of December 31, 2014. Cash flow generated from operating activities was RMB2.2 billion (US$346.5 million) for the third quarter of 2015, compared to RMB835.9 million and RMB1.2 billion for the preceding quarter and the third quarter of 2014, respectively.

Beginning in the first quarter of 2015, NetEase made a reclassification of certain revenue and cost of revenue items from its advertising services segment to its e-mail, e-commerce and others segment. The segments reclassification reflects changes in the way the Company evaluates its business performance and manages its operations. Certain prior period amounts have been reclassified to conform to the current period presentation.

Share Repurchase Program

On September 1, 2015, the Company announced that its board of directors approved a new share repurchase program of up to US$500 million of the Company’s outstanding ADSs for a period not to exceed 12 months. NetEase plans to fund repurchases made under this program from available working capital. Under the terms of the approved program, NetEase may repurchase its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Select Market. The timing and dollar amount of repurchase transactions will be subject to Securities and Exchange Commission (“SEC”) Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1. As of September 30, 2015, the Company has repurchased approximately 0.19 million ADSs for about US$20.7 million under this program.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.3556 on September 30, 2015 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2015, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with simultaneous webcast at 8:00 p.m. Eastern Time on Wednesday, November 11, 2015 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 12, 2015). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-888-438-5525 (international: 1-719-325-2144), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-888-203-1112 (international: 1-719-457-0820), and entering passcode 447860#. The replay will be available through November 25, 2015.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading Internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, advertising services, e-mail services and e-commerce platforms. In partnership with Blizzard Entertainment, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

*      *      *

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to successfully expand its mobile Internet offerings; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft®, StarCraft® II, Hearthstone®:Heroes of Warcraft™, Diablo III®: Reaper of Souls™, Heroes of the Storm™ , Overwatch™ or other games licensed by it for a period of time or permanently due to possible governmental actions or the risk that such games will not be popular with game players in China; the risk that changes in Chinese government regulation of the online game market and the market for NetEase’s e-commerce services may limit future growth of NetEase’s revenues or cause revenues to decline;

competition in the online advertising business and the risk that investments by NetEase in its content and services may not increase the appeal of the NetEase websites among Internet users or result in increased advertising revenues; the risk that NetEase may not be able to continuously develop new and creative online services, including its ability to maintain and enhance the popularity of its e-mail, mobile and e-commerce services and develop attractive mobile games; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted earnings per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. NetEase believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures we use may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	December 31,	September 30,	September 30,
	2014	2015	2015
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash and cash equivalents	2,021,453	6,270,082	986,544
Time deposits	18,496,574	13,646,100	2,147,099
Restricted cash	2,628,847	3,161,510	497,437
Accounts receivable, net	873,137	1,942,200	305,589
Prepayments and other current assets	1,451,919	3,478,137	547,256
Short-term investments	2,058,552	4,392,847	691,177
Deferred tax assets	202,040	328,307	51,656
Total current assets	27,732,522	33,219,183	5,226,758

Non-current assets:
Property, equipment and software, net	1,281,225	1,817,592	285,983
Land use right, net	77,648	116,613	18,348
Deferred tax assets	21,160	24,912	3,920
Time deposits	673,000	530,000	83,391
Other long-term assets	569,116	1,498,285	235,743
Total non-current assets	2,622,149	3,987,402	627,385
Total assets	30,354,671	37,206,585	5,854,143

Liabilities, Mezzanine Classified Noncontrolling Interests and Shareholders’ Equity

Current liabilities:
Accounts payable	410,722	514,962	81,025
Salary and welfare payables	534,565	522,754	82,251
Taxes payable	334,290	591,452	93,060
Short-term loan	2,049,865	2,226,455	350,314
Deferred revenue	1,967,780	4,110,738	646,790
Accrued liabilities and other payables	1,357,228	1,823,686	286,942
Deferred tax liabilities	101,997	104,455	16,435
Total current liabilities	6,756,447	9,894,502	1,556,817

Long-term payable:
Other long-term payable	106,430	68,952	10,849
Total liabilities	6,862,877	9,963,454	1,567,666

Mezzanine classified noncontrolling interests	133,634	133,118	20,945

Total NetEase, Inc.’s equity	23,390,345	27,034,098	4,253,587
Noncontrolling interests	(32,185)	75,915	11,945
Total shareholders’ equity	23,358,160	27,110,013	4,265,532

Total liabilities, mezzanine classified noncontrolling interests and shareholders’ equity	30,354,671	37,206,585	5,854,143

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	2,322,014	3,657,136	5,212,912	820,207
Advertising services	411,749	427,736	454,883	71,572
E-mail, e-commerce and others	382,976	483,033	1,003,994	157,970
Total net revenues	3,116,739	4,567,905	6,671,789	1,049,749

Total cost of revenues	(858,298)	(1,722,331)	(2,822,522)	(444,100)

Gross profit	2,258,441	2,845,574	3,849,267	605,649

Selling and marketing expenses	(533,838)	(696,188)	(817,940)	(128,696)
General and administrative expenses	(128,928)	(202,228)	(319,713)	(50,304)
Research and development expenses	(396,442)	(496,782)	(623,523)	(98,106)
Total operating expenses	(1,059,208)	(1,395,198)	(1,761,176)	(277,106)

Operating profit	1,199,233	1,450,376	2,088,091	328,543
Other income/(expenses):
Investment income, net	8,693	1,901	24,995	3,933
Interest income	156,084	156,653	140,399	22,091
Exchange gains/ (losses)	2,184	(21,682)	66,483	10,461
Other, net	1,872	562	10,133	1,594

Net income before tax	1,368,066	1,587,810	2,330,101	366,622
Income tax	(197,340)	(145,933)	(399,163)	(62,805)

Net income after tax	1,170,726	1,441,877	1,930,938	303,817
Net income attributable to noncontrolling interests and mezzanine classified noncontrolling interests	(11,581)	(17,557)	(49,035)	(7,715)
Net income attributable to the Company’s shareholders	1,159,145	1,424,320	1,881,903	296,102

Earnings per share, basic	0.35	0.43	0.57	0.09
Earnings per ADS, basic	8.87	10.83	14.31	2.25
Earnings per share, diluted	0.35	0.43	0.57	0.09
Earnings per ADS, diluted	8.83	10.77	14.22	2.24

Weighted average number of ordinary shares outstanding, basic	3,267,786	3,287,495	3,288,829	3,288,829
Weighted average number of ADS outstanding, basic	130,711	131,500	131,553	131,553
Weighted average number of ordinary shares outstanding, diluted	3,280,435	3,306,039	3,308,156	3,308,156
Weighted average number of ADS outstanding, diluted	131,217	132,242	132,326	132,326

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2014	2015	2015	2015	2015
	RMB	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	1,170,726	1,305,403	1,441,877	1,930,938	303,817
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,921	38,675	42,529	46,693	7,347
Share-based compensation cost	96,619	160,459	165,335	168,190	26,463
Allowance for (reversal of) provision for doubtful debts	3,086	5,974	280	(3,050)	(480)
Gain on disposal of property, equipment and software	(67)	(88)	(4)	(21)	(3)
Unrealized exchange losses (gains)	1,686	(7,141)	17,816	(61,483)	(9,674)
Deferred income taxes	32,882	41,137	(184,958)	16,261	2,559
Net equity share of loss from associated companies	28,179	21,530	24,748	20,774	3,268
Fair value changes of short-term investments	(16,516)	(21,787)	(25,534)	(41,623)	(6,549)
Changes in operating assets and liabilities:
Accounts receivable	(203,257)	(23,999)	(883,386)	(164,331)	(25,856)
Prepayments and other current assets	(140,636)	(310,698)	(1,344,935)	(364,226)	(57,308)
Accounts payable	22,539	(46,234)	2,509	146,195	23,002
Salary and welfare payables	(44,225)	(72,485)	100,892	(40,219)	(6,328)
Taxes payable	31,742	178,991	(22,015)	100,165	15,760
Deferred revenue	58,072	224,742	1,616,133	302,082	47,530
Accrued liabilities and other payables	84,683	430,669	(115,341)	145,587	22,907
Net cash provided by operating activities	1,162,434	1,925,148	835,946	2,201,932	346,455

Cash flows from investing activities:
Purchase of property, equipment and software	(116,172)	(120,352)	(332,099)	(193,595)	(30,461)
Proceeds from sale of property, equipment and software	404	136	214	252	40
Purchase of other intangible assets	—	—	(91)	(256)	(40)
Purchase of land use right	(29,387)	—	(2,557)	(37,654)	(5,925)
Net change in short-term investments with terms of three months or less	335,803	386,479	(38,192)	(715,849)	(112,633)
Purchase of short-term investments	(593,805)	(830,000)	(1,437,000)	(2,050,000)	(322,550)
Proceeds from maturities of short-term investments	203,589	507,648	1,066,140	865,424	136,166
Investment in associated companies	(20,000)	—	(157,532)	(30,000)	(4,720)
Transfer (to)/from restricted cash	(98,517)	252,526	(843,479)	58,475	9,201
Placement/rollover of matured time deposits	(4,934,854)	(5,337,795)	(3,907,368)	(5,156,889)	(811,393)
Proceeds from maturities of time deposits	5,020,322	6,156,953	6,915,647	6,384,015	1,004,471
Net change in other assets	(105,195)	(79,609)	(1,041,025)	(28,910)	(4,549)
Net cash (used in)/ provided by investing activities	(337,812)	935,986	222,658	(904,987)	(142,393)

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(RMB and USD in thousands)

	Quarter Ended
	September 30,	March 31,	June 30,	September 30,	September 30,
	2014	2015	2015	2015	2015
	RMB	RMB	RMB	RMB	USD (Note 1)

Cash flows from financing activities:
Proceeds of short-term bank loans	—	1,219,853	917,154	1,468,128	230,998
Payment of short-term bank loans	—	(2,049,865)	—	(1,468,128)	(230,998)
Proceeds from employees exercising stock options	870	—	—	—	—
Capital injection from noncontrolling interests shareholders	—	15	—	—	—
Repurchase of shares	—	—	—	(132,192)	(20,799)
Dividends paid to shareholders	(298,142)	(313,406)	(313,780)	(369,845)	(58,192)
Net cash (used in)/ provided by financing activities	(297,272)	(1,143,403)	603,374	(502,037)	(78,991)

Effect of exchange rate changes on cash held in foreign currencies	(1,397)	717	(12,007)	85,302	13,422
Net increase in cash and cash equivalents	525,953	1,718,448	1,649,971	880,210	138,493
Cash and cash equivalents, beginning of the period	1,668,981	2,021,453	3,739,901	5,389,872	848,051
Cash and cash equivalents, end of the period	2,194,934	3,739,901	5,389,872	6,270,082	986,544

Supplemental disclosures of cash flow information:
Cash paid for income tax, net	153,567	141,893	386,977	241,807	38,046
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	49,891	42,198	57,936	95,365	15,005

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(RMB and USD in thousands, except percentages)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Net revenues:
Online game services	2,322,014	3,657,136	5,212,912	820,207
Advertising services	411,749	427,736	454,883	71,572
E-mail, e-commerce and others	382,976	483,033	1,003,994	157,970
Total net revenues	3,116,739	4,567,905	6,671,789	1,049,749

Cost of revenues:
Online game services	(529,871)	(1,123,290)	(1,672,306)	(263,123)
Advertising services	(143,013)	(136,093)	(147,368)	(23,187)
E-mail, e-commerce and others	(185,414)	(462,948)	(1,002,848)	(157,790)
Total cost of revenues	(858,298)	(1,722,331)	(2,822,522)	(444,100)

Gross profit:
Online game services	1,792,143	2,533,846	3,540,606	557,084
Advertising services	268,736	291,643	307,515	48,385
E-mail, e-commerce and others	197,562	20,085	1,146	180
Total gross profit	2,258,441	2,845,574	3,849,267	605,649

Gross profit margin:
Online game services	77.2%	69.3%	67.9%	67.9%
Advertising services	65.3%	68.2%	67.6%	67.6%
E-mail, e-commerce and others	51.6%	4.2%	0.1%	0.1%

The accompanying notes are an integral part of this press release.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.3556 on the last trading day of September 2015 (September 30, 2015) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	43,336	81,339	77,891	12,255
Operating expenses
- Selling and marketing expenses	6,720	8,943	9,041	1,423
- General and administrative expenses	15,347	25,914	29,858	4,698
- Research and development expenses	31,216	49,139	51,400	8,087

The accompanying notes are an integral part of this press release.

NETEASE, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per share data)

	Quarter Ended
	September 30,	June 30,	September 30,	September 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	1,159,145	1,424,320	1,881,903	296,102
Add: Share-based compensation	96,619	165,335	168,190	26,463
Non-GAAP net income attributable to the Company’s shareholders	1,255,764	1,589,655	2,050,093	322,565

Non-GAAP earnings per share, basic	0.38	0.48	0.62	0.10
Non-GAAP earnings per ADS, basic	9.61	12.09	15.58	2.45
Non-GAAP earnings per share, diluted	0.38	0.48	0.62	0.10
Non-GAAP earnings per ADS, diluted	9.57	12.02	15.49	2.44